MAG SILVER CORP.
Suite 328, 550 Burrard Street
Vancouver, British Columbia  V6C 2B5

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company”) will be held at the head office of the Company, Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5 at 2:00 p.m. (Pacific time) on Friday, January 18, 2008 for the following purposes:

1.	To approve the Shareholder Rights Plan.

2.	To transact such other business as may properly come before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.  A copy of the Shareholder Rights Plan may be inspected at the head office of the Company, Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5 during statutory business hours prior to the Meeting.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 2:00 p.m. (Pacific time) on Wednesday, January 16, 2008 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia December 17, 2007.

MAG SILVER CORP.

“Daniel MacInnis”
_____________________________
Daniel MacInnis
President